UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 16, 2018

The First Bancshares, Inc.

(Exact name of registrant as specified in its charter)

Mississippi	33-94288	64-0862173
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6480 U.S. Highway 98 West, Suite A

Hattiesburg, Mississippi, 39402
(Address and Zip Code of principal executive offices)

(601) 268-8998

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

Merger Closing Date

The First Bancshares, Inc. (“First Bancshares”) and Sunshine Financial, Inc. (“Sunshine”) anticipate that the proposed merger of Sunshine with and into First Bancshares (the “Merger”) will be effective as of April 1, 2018. The closing remains subject to approval of the Agreement and Plan of Merger, dated December 6, 2017, by and between First Bancshares and Sunshine (the “Merger Agreement”) by the Sunshine stockholders at the special meeting of Sunshine stockholders on March 27, 2018, and satisfaction of all other conditions described in the Merger Agreement.

Regulatory Approval

As of February 27, 2018, First Bancshares has received all regulatory approvals necessary to consummate the Merger. The Merger remains subject to the approval of Sunshine’s stockholders and the satisfaction of other customary closing conditions.

Proposed Settlement of Litigation Related to the Merger

On February 9, 2018, Stephen Bushansky, the owner of 100 shares of Sunshine stock, commenced a civil action in the Circuit Court of the Second Judicial Circuit in and for Leon County, Florida against Sunshine, its directors, and First Bancshares. The plaintiff purports to bring the action as a class action, on behalf of all Sunshine stockholders other than the defendants and their affiliates. The plaintiff alleges that Sunshine’s directors breached their fiduciary duties by agreeing to sell Sunshine at an inadequate price after an inadequate sales process, and by failing to disclose all material information concerning the proposed transaction. The plaintiff alleges that Sunshine and First Bancshares aided and abetted these breaches of fiduciary duty. The plaintiff asks the Court to enjoin the defendants from proceeding with the proposed transaction unless and until all material information has been disclosed.

First Bancshares, Sunshine and Sunshine’s directors deny the plaintiff’s allegations. They believe the proposed transaction was only entered into after Sunshine had engaged in an exhaustive sales process. They believe the price to be paid in the proposed transaction is the best price available to Sunshine stockholders. Finally, they believe all material facts concerning the proposed transaction have already been disclosed to Sunshine stockholders in the proxy statement/prospectus for the proposed transaction dated February 12, 2018, and mailed to Sunshine stockholders on February 16, 2018.

Nonetheless, on March 16, 2018, solely for the purpose of avoiding the expense, inconvenience and uncertainty of litigation, the defendants agreed with the plaintiff, among other things, that the defendants would make certain additional disclosures concerning the proposed transaction, and the plaintiff would make no effort to prevent the completion of the proposed transaction and dismiss his complaint with prejudice. The agreement explicitly states that the resolution of the civil action on the terms described above is not an admission by the defendants that any of the plaintiff’s allegations have merit. The resolution of the civil action will have no impact on the timing of the special meeting of Sunshine stockholders to approve the Merger. The additional agreed upon disclosures are set forth below.

SUPPLEMENT TO PROXY STATEMENT/PROSPECTUS

The following information supplements the proxy statement/prospectus dated February 12, 2018, and mailed to Sunshine stockholders on February 16, 2018. We urge you to read the proxy statement/prospectus in its entirety. To the extent that information herein differs from or updates information contained in the proxy statement/prospectus, the information contained herein supersedes the information contained in the proxy statement/prospectus. All page references in the information below are to pages in the proxy statement/prospectus, and defined terms used but not defined herein have the meanings set forth in the proxy statement/prospectus. Without admitting in any way that any of the disclosures below are material or required by the federal securities laws, state fiduciary law, or any other applicable rule, statute, regulation or law, First Bancshares and Sunshine make the following additional disclosures:

1.            The following sentence is inserted immediately after the second sentence in the first full paragraph appearing on page 52 of the definitive proxy statement/prospectus which is under the heading “The Merger – Background of the Merger.”

None of these non-disclosure agreements contained a standstill or similar provision which would prohibit these parties from making a topping bid for Sunshine in the future.

2.            The following paragraph is inserted immediately following the first full paragraph on page 52 of the definitive proxy statement/prospectus which is under the heading “The Merger – Background of the Merger."

Three of the four bidders proposed to acquire Sunshine for consideration consisting of either all stock or a mixture of cash and stock within specified ranges, with a transaction value per share of $28.00 at the high end of the range and $23.00 at the low end of the range. The fourth bidder offered all cash at a transaction value per share that was substantially below what the other bidders had offered. None of the bidders offered any board seats or provided any specific employment arrangements for Sunshine’s existing management.

3.            The following sentence supplements and restates the first sentence in the second full paragraph appearing on page 52 of the definitive proxy statement/prospectus which is under the heading “The Merger – Background of the Merger.”

Following the August 29, 2017 Sunshine Board meeting, BSP was instructed to contact two of the bidders and request they increase the bottom of their consideration range to $24.00.

4.            The following sentences supplement and restates the third sentence in the third full paragraph appearing on page 52 of the definitive proxy statement/prospectus which is under the heading “The Merger – Background of the Merger.”

On October 27, 2017, the remaining two parties submitted updated IOIs, both of which provided for merger consideration consisting of a mixture of stock and cash, with a fixed exchange ratio with respect to the stock consideration. Neither IOI offer any board representation to Sunshine’s directors, but each of the IOIs indicated that Sunshine’s directors would have the opportunity to serve on a local advisory board. One of the IOIs, indicated that Mr. Baggett would be offered a position with the respective party following the close of the transaction.

5.            The following disclosure supplements and restates the information appearing on page 59 of the definitive proxy statement/prospectus which is under the heading “The Merger – Opinion of Sunshine’s Financial Advisor.”

Using the latest publicly available information prior to the announcement of the relevant transaction on December 6, 2017, BSP reviewed the following transaction metrics for a selected merger transaction group: transaction price to last-12-months earnings, transaction price to tangible book value, transaction price to total assets and tangible book premium to core deposits. BSP compared the indicated transaction multiples for the merger to the 25th percentile, 75th percentile, and median multiples of the merger transaction group.

		Transaction Price/				Target Announcement Financials
Buyer Name/ Target Name	Transaction Value	LTM EPS	Tangible Book	Assets	Premium/ Core Deposits	Total Assets	Tang. Equity/ Tang. Assets	LTM ROAA	LTM ROAE	NPAs/ Assets
	($mm)	(x)	(%)	(%)	(%)	($000)	(%)	(%)	(%)	(%)

First Bancshares, Inc./ Sunshine Financial, Inc.	32.2	54.5	145.5	16.6	6.9	194,090	11.41	0.33	2.70	2.12

Median	18.8	37.4	124.9	13.4	4.3	154,959	10.75	0.34	2.93	1.93
25th Percentile	15.7	32.3	108.5	11.3	1.1	124,370	10.22	0.28	2.56	0.88
75th Percentile	25.1	42.0	135.4	14.0	5.7	197,959	11.78	0.46	3.82	2.85

First Bank/ Delanco Bancorp, Inc.	13.4	NM	98.7	10.6	(0.2)	126,256	10.74	0.09	0.85	4.15
Atlantic Community Bancshares, Inc./ BBN Financial Corp.	17.0	36.2	109.2	10.2	1.1	167,125	10.39	0.36	3.35	0.00
Seacoast Banking Corp. of Florida/ NorthStar Banking Corp.	29.9	38.6	136.8	14.1	6.1	211,797	10.23	0.46	4.57	0.00
First Bank/ Bucks County Bank	27.2	46.7	124.7	13.8	5.2	197,771	11.04	0.29	2.70	2.16
First Guaranty Bancshares, Inc./ Premier Bancshares, Inc.	20.6	42.3	125.2	13.4	4.3	153,801	10.17	0.23	1.86	2.92
Southern Missouri Bancorp, Inc./ Tammcorp, Inc.	23.4	31.5	158.6	11.8	6.3	198,521	10.09	0.48	4.73	1.92
Suncrest Bank/ Security First Bank	17.0	31.8	111.2	16.1	2.1	105,018	14.52	0.47	3.56	3.39
Monticello Bankshares, Inc./ Banco Harlan, Inc.	14.3	41.1	91.2	10.2	(1.5)	139,750	10.76	0.25	2.28	1.93
Central Valley Community Bancorp/ Sierra Vista Bank	24.4	30.7	135.1	15.6	7.1	156,117	11.56	0.50	5.07	0.71
Independent Bank Corp./ New England Bancorp, Inc.	30.1	46.7	136.2	11.6	5.6	260,573	10.15	0.30	2.88	1.05
NASB Financial, Inc./ Lexington B&L Financial Corp.	15.8	33.9	106.2	13.3	1.0	118,713	12.65	0.38	2.98	NA
Carolina Financial Corp./ Congaree Bancshares, Inc.	15.3	NM	127.4	14.0	4.3	109,141	12.42	0.31	2.65	2.77

Sources: S&P Global Market Intelligence, BSP.

Using the latest publicly available information prior to the announcement of the relevant transaction on December 6, 2017, BSP reviewed the following trading metrics for a selected group of publicly traded peer banks of Sunshine: transaction price to last-12-months earnings, transaction price to tangible book value and transaction price to total assets. BSP compared Sunshine’s trading metrics to the 25th percentile, 75th percentile, and median multiples of group of publicly traded peer banks.

	Trading Data						Financial and Performance Figures
			Price/
Company Name	Market Cap. ($mm)	ADV (shares)	LTM EPS (x)	TBV (%)	Assets (%)	Current Div. Yield (%)	Total Assets ($000)	NPAs/ Assets (%)	TCE Ratio (%)	LTM ROAA (%)	LTM ROAE (%)	LTM NIM (%)	LTM Eff. Ratio (%)

Sunshine Financial, Inc.	23.0	438	37.3	104.0	11.9	0.00	194,090	2.12	11.41	0.33	2.70	3.93	87.3

Median	21.8	187	17.7	94.8	11.0	1.94	198,873	0.63	11.86	0.83	7.13	3.70	69.1
25th Percentile	17.2	25	11.3	83.6	8.9	0.22	155,349	0.41	11.00	0.78	6.55	3.54	65.9
75th Percentile	27.4	392	17.9	109.4	13.5	2.39	216,328	0.77	12.33	0.95	8.61	4.12	74.2

BlueHarbor Bank	27.7	640	18.2	110.5	14.0	0.00	197,947	0.60	12.68	0.92	6.91	3.70	59.8
CBC Holding Company	8.2	0	NA	50.0	5.9	4.30	138,966	0.56	11.94	1.22	9.38	4.21	57.4
Farmers Bank of Appomattox	35.2	230	17.7	117.3	14.6	2.03	241,244	0.78	12.45	0.84	6.58	3.80	67.7
Mountain-Valley Bancshares, Inc.	16.9	2	17.7	95.2	11.9	0.89	141,748	0.03	12.55	0.70	5.21	3.70	75.3
Pinnacle Bancshares, Inc.	24.3	401	11.1	94.1	11.1	1.89	219,495	0.11	11.79	0.99	8.77	3.53	68.6
Security Bancorp, Inc.	19.3	0	10.5	94.3	9.6	2.00	199,799	0.36	10.22	0.95	9.39	3.54	69.7
Southern Banc Company, Inc.	8.5	363	NM	72.5	8.4	0.00	100,545	2.72	11.60	-0.91	-7.57	4.16	92.4
United Tennessee Bankshares, Inc.	17.9	92	11.4	80.1	8.6	2.51	206,827	0.66	10.80	0.77	7.35	3.04	65.3
Virginia Bank Bankshares, Incorporated	28.7	426	18.2	122.3	14.6	5.62	196,151	0.73	11.97	0.82	6.54	4.12	70.8
Virginia Community Bankshares, Inc.	26.4	143	NA	106.2	10.9	0.00	242,243	1.27	10.24	0.82	8.13	NA	77.8

Source: S&P Global Market Intelligence.

Using the latest publicly available information prior to the announcement of the relevant transaction on December 6, 2017, BSP reviewed the following trading metrics for a selected group of publicly traded peer banks of First Bancshares: transaction price to last-12-months earnings, transaction price to tangible book value and transaction price to total assets. BSP compared First Bancshares’ trading metrics to the 25th percentile, 75th percentile, and median multiples of group of publicly traded peer banks.

	Trading Data								Financial and Performance Figures
			Price/
Company Name	Market Cap. ($mm)	ADV (shares)	LTM Core EPS (x)	2018E EPS (x)	TBV (%)	2018E TBV (%)	Assets (%)	Current Div. Yield (%)	Total Assets ($000)	NPAs/ Assets (%)	TCE Ratio (%)	LTM Core ROAA (%)	LTM Core ROAE (%)	LTM NIM (%)	LTM Eff. Ratio (%)

First Bancshares, Inc.*	375.5	31,969	20.1	16.8	190.3	179.8	17.2	0.45	1,787,976	1.00	10.83	0.94	9.60	3.82	65.3

Median	298.6	20,391	20.6	17.1	173.3	183.1	18.6	1.03	1,598,922	0.50	10.87	0.97	8.35	3.76	63.0
25th Percentile	222.6	12,798	19.7	16.5	149.1	135.4	16.3	0.29	1,258,926	0.36	9.59	0.83	7.26	3.56	59.0
75th Percentile	455.9	43,364	23.2	17.8	212.8	195.3	20.6	1.78	2,286,249	0.93	11.11	1.06	8.80	4.09	67.2

American National Bankshares Inc.	353.2	10,601	21.0	17.6	214.0	196.6	19.8	2.45	1,780,541	0.31	9.51	0.98	8.18	3.50	60.5
Atlantic Capital Bancshares, Inc.	433.5	85,388	29.4	21.2	144.4	135.1	16.4	NA	2,638,412	0.42	11.48	0.54	4.64	3.21	71.5
Carolina Financial Corp.	809.6	117,018	20.2	16.7	253.3	228.4	27.5	0.52	2,256,739	0.53	11.09	1.45	12.13	3.83	59.3
Charter Financial Corp.	284.0	37,245	18.5	16.5	165.9	NA	17.3	1.60	1,640,159	0.49	10.72	1.05	7.38	3.67	65.8
Community Bankers Trust Corp.	187.4	52,005	16.9	16.1	150.6	135.4	14.5	0.00	1,294,130	1.60	9.61	0.90	9.56	3.77	65.5
Entegra Financial Corp.	197.7	15,090	19.7	14.7	139.0	135.2	13.1	NA	1,419,833	1.22	9.50	0.71	6.93	3.30	65.5
First Community Bancshares, Inc.	523.0	25,691	19.7	NA	208.8	187.5	22.0	2.34	2,374,780	1.29	11.02	1.11	7.68	4.18	58.8
John Marshall Bancorp, Inc.	230.8	1,451	23.5	NA	180.7	NA	20.0	NA	1,153,315	0.28	11.08	0.96	8.54	3.74	57.0
National Commerce Corp.	618.7	40,484	23.1	18.4	227.9	195.3	24.3	0.38	2,549,134	0.15	11.17	1.12	8.51	4.29	59.0
Peoples Bancorp of North Carolina, Inc.	170.0	8,884	19.9	NA	161.0	NA	16.7	1.54	1,121,553	0.51	10.36	0.86	8.54	4.08	74.4
SmartFinancial, Inc.	246.1	14,415	25.2	17.8	140.8	135.5	16.0	0.00	1,135,822	0.37	11.45	0.67	5.67	4.11	74.2
Southern First Bancshares, Inc.	313.3	13,530	21.5	17.1	212.5	183.1	20.1	NA	1,557,684	0.83	9.47	1.00	11.49	3.58	57.4

*9/30/17 Tangible book value balance was adjusted to include $55.2 million in net proceeds received from a common equity offering on 10/27/17.

Sources: S&P Global Market Intelligence, BSP.

6.            The following disclosure is added as a new section immediately following the last table on page 60 of the definitive proxy statement/prospectus which is under the heading “The Merger – Opinion of Sunshine’s Financial Advisor.”

The following table is a summary of internal financial projections provide by Sunshine’s management to BSP for the years 2017-2019 and BSP’s estimates for 2020, which were used by BSP to perform its analysis of the estimated net present value per share of Sunshine common stock on a standalone basis. See “Note Regarding Sunshine Prospective Financial Information” below for additional information regarding such internal financial projections.

($000s, except per share amounts)	2017Y	2018Y	2019Y	2020Y*
Tangible Common Equity	$22,250	$23,572	$25,288	$27,429
Net Income	$748	$1,306	$1,700	$2,125
Tangible Book Value Per Share	$21.65	$22.94	$24.61	$26.69
Earnings Per Share	$0.68	$1.18	$1.53	$1.92
Return on Average Assets	0.38%	0.58%	0.70%

*Assets not projected for 12/31/20

Sources: Sunshine, BSP.

The range of discount rates used by BSP to calculate the net present value of Sunshine common stock on a standalone basis, was based on the following assumptions:

Risk Free Rate	2.58%
Equity Risk Premium	5.50%
Size Risk Premium	5.59%
Discount Rate	13.67%

Sources: Duff & Phelps 2017 Valuation Handbook, www.treasury.gov

7.            The following disclosure is added as a new section immediately following the last table on page 62 of the definitive proxy statement/prospectus which is under the heading “The Merger – Opinion of Sunshine’s Financial Advisor.”

The following table presents a summary of the mean analyst estimates for the years 2018-2019 and BSP’s estimates for 2020 used by BSP in its analysis of the estimated net present value per share of First Bancshares common stock on a standalone basis.

($000s, except per share data)	2018Y*	2019Y	2020Y
Tangible Common Equity	$226,377	$253,544	$283,594
Net Income	$24,400	$29,001	$31,901
Tangible Book Value Per Share	$18.40	$20.60	$23.05
Earnings Per Share	$1.97	$2.34	$2.58

*Net Income normalized for merger-related expenses

Sources: S&P Global Market Intelligence, BSP.

Based on the method used to determine the discount rate for Sunshine, and the relative size of First Bancshares and Sunshine, BSP determined that the discount rate range used for First Bancshares should be lower than that used for Sunshine.

Note Regarding Sunshine Prospective Financial Information

Sunshine does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the proposed merger, the senior management of Sunshine provided BSP with certain nonpublic unaudited prospective financial information prepared by Sunshine senior management with respect to Sunshine. Such nonpublic unaudited prospective financial information of Sunshine was used by BSP in performing financial analyses in connection with its fairness opinion. This nonpublic unaudited prospective financial information was prepared as part of Sunshine’s overall process of analyzing its strategic alternatives, and was not prepared for the purposes of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of certain significant elements of this information is set forth above, and is included in this Current Report solely because such information was made available to BSP in connection with the merger. The information included above does not comprise all of the prospective financial information provided by Sunshine to BSP.

Although presented with numeric specificity, the financial forecasts reflect numerous estimates and assumptions of the senior management of Sunshine made at the time they were prepared. These and the other estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, the future interest rate environment and other economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Sunshine operates, and the risks and uncertainties described under “Risk Factors” beginning on page 37, “Cautionary Statement Concerning Forward-Looking Statements” on page 18, and in the reports that Sunshine files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of Sunshine and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results likely would differ materially from those reflected in the financial forecasts, whether or not the merger is completed. Further, these assumptions do not include all potential actions that the management of Sunshine could or might have taken during these time periods.

The inclusion in this Current Report of the nonpublic unaudited prospective financial information above should not be regarded as an indication that First Bancshares, Sunshine or BSP considered, or now consider, these projections and forecasts to be a necessarily accurate predictor of actual future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of the ultimate performance of Sunshine, and this information should not be relied on as such. In addition, this information represents the evaluation of the senior management of Sunshine at the time it was prepared regarding certain measures of expected future financial performance on a standalone basis, assuming execution of certain strategic initiatives, and without reference to the merger or transaction-related costs or benefits. No assurances can be given that these financial forecasts and the underlying assumptions are reasonable or that, if they had been prepared as of the date of the proxy statement/prospectus or this Current Report, similar assumptions would be used. In addition, the financial forecasts may not reflect the manner in which First Bancshares would operate Sunshine’s business after the merger.

The financial forecasts summarized in this section were prepared by and are the responsibility of the senior management of Sunshine. None of T. E. Lott & Company (the independent registered public accounting firm of First Bancshares when the proxy statement/prospectus was filed), Crowe Horwath LLP (the independent registered public accounting firm of First Bancshares as of the date of this Current Report) or Hacker, Johnson & Smith PA (the independent registered public accounting firm of Sunshine) has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, none of such accounting firms has expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The reports of the independent registered public accounting firms incorporated by reference in the proxy statement/prospectus relate to the historical financial information of First Bancshares and Sunshine. Such reports do not extend to the financial forecasts and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.

By including in this Current Report a summary of certain financial forecasts, neither Sunshine, First Bancshares, nor any their respective representatives have made or makes any representation to any person regarding the ultimate performance of Sunshine compared to the information contained in the financial forecasts. Neither First Bancshares, Sunshine nor, after completion of the merger, the combined company undertakes any obligation to update or otherwise revise the financial forecasts or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The financial forecasts summarized in this section are not being included in this Current Report in order to induce any shareholder of Sunshine to vote in favor any of the other proposals to be voted on at the Sunshine special meeting.

Additional Information for Stockholders

In connection with the Merger, First Bancshares has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of Sunshine and a Prospectus of First Bancshares (the “Proxy Statement/Prospectus”), as well as other relevant documents concerning the proposed transaction. A copy of the definitive Proxy Statement/Prospectus, along with a form of proxy, has been mailed to the stockholders of record of Sunshine as of February 5, 2018.  This communication is not a substitute for the Proxy Statement/Prospectus or any other document that First Bancshares may file with the SEC or send to the stockholders of Sunshine regarding the Merger.  STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about First Bancshares and Sunshine, may be obtained at the SEC’s Internet site (http://www.sec.gov). Documents filed with the SEC by First Bancshares will also be available free of charge by directing a written request to The First Bancshares, Inc., 6480 U.S. Highway 98 West, Hattiesburg, Mississippi 39402 Attn: Corporate Secretary, Chandra Kidd. First Bancshares’ telephone number is (601) 268-8998. Documents filed with the SEC by Sunshine will also be available free of charge by directing a written request to Sunshine Financial, Inc., 1400 East Park Avenue, Tallahassee, Florida 32301, Attn: Brian Baggett. Sunshine’s telephone number is (850) 219-7200.

First Bancshares, Sunshine and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Sunshine in connection with the proposed transaction. Information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus regarding the Merger. Additional information about First Bancshares and its directors and officers may be found in the definitive proxy statement of First Bancshares relating to its 2017 Annual Meeting of Stockholders filed with the SEC on April 12, 2017. Additional information about Sunshine and its directors and officers may be found in the definitive proxy statement of Sunshine relating to its 2017 Annual Meeting of Stockholders filed with the SEC on April 18, 2017. Free copies of these documents may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger, to stockholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the Merger on the First Bancshares’ capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (4) the risk of successful integration of Sunshine’s business into First Bancshares, (5) the failure to obtain the necessary approvals by the stockholders of Sunshine, (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (8) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing of the Merger, (9) the risk that the integration of Sunshine’s operations into the operations of First Bancshares will be materially delayed or will be more costly or difficult than expected, (10) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, including litigation, (11) the dilution caused by First Bancshares’ issuance of additional shares of its common stock in the merger transaction, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in First Bancshares’ Annual Reports on Form 10-K for the year ended December 31, 2016, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Sunshine’s Annual Reports on Form 10-K for the year ended December 31, 2016, and other documents subsequently filed by First Bancshares and Sunshine with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither First Bancshares nor Sunshine undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, First Bancshares and Sunshine claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FIRST BANCSHARES, INC.

By:	/s/ Donna T. (Dee Dee) Lowery
Name:	Donna T. (Dee Dee) Lowery
Title:	Chief Financial Officer

Date: March 16, 2018